

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2011

Mr. Thomas A. Hajda
Senior Vice President and General Counsel
501 Riverside Ave.
Jacksonville, Florida 32202

> **Re:** **EverBank Financial Corp**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 12, 2011**
> **File No. 333-169824**

Dear Mr. Hajda:

We have reviewed your amended registration statement and response letter dated May 12, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Prospectus Summary

1. Please revise the "Summary" section in the forepart of the prospectus to disclose that you have recently entered into a consent order with the Office of Thrift Supervision. Please also disclose all material actions you have taken in response to this order to date. Confirm that you will revise any amendments to the registration statement to update this information, as necessary.

Financial Statements

General

2. Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

3.   Please provide an updated consent from your independent accountants in the pre-effective amendment.

(f) Allowance for Loan and Lease Losses, page F-13

4.   Please revise to describe the specific risk characteristics of each loan portfolio segment. Refer to ASC 310-10-50-11B(a)(2).

5.   Please revise to disclose your policy for recognizing interest income on impaired loans, including how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

6.   Please revise to discuss the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the loan or lease contract. Refer to ASC 310-10-50-15(e).

(g) Asset Quality, page F-16

7.   Please revise to disclose the specific period of performance a customer must demonstrate before loan and lease interest accruals are resumed and suspended interest is recognized. Refer to ASC 310-10-50-6(c).

Note 9- Allowance for Loan Losses, page F-38

8.   Please revise to explicitly disclose the date or range of dates for which your credit quality indicators were updated. Refer to ASC 310-10-50-29(c).

9.   Please revise your aging analysis of loans and leases by class to further breakout the amounts included in the 30-89 days past due bucket into loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9.

Note 26- Commitments and Contingencies, page F-68

Legal Actions, page F-71

10.   We note your disclosure that the outcome of the OTS horizontal review could result in material fines, penalties, equitable remedies or other enforcement actions, as well as significant legal costs in responding to governmental examinations and additional litigation for the Company. We also note that in this situation, you have not disclosed either:

*   the possible loss or range of loss; or
*   a statement that an estimate of the loss cannot be made.

        To the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. If you are unable to estimate a range of loss, please disclose why. Revise to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50.

11.   Please tell us and revise to provide an update related to the outcome of the OTS horizontal review as of March 31, 2011 and through the current date including whether you have accrued any amounts for possible losses.

        You may contact Sharon Blume at 202-551-3474 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or me at 202-551-3698 with any other questions.

                                                Sincerely,

                                                Mark Webb
                                                Legal Branch Chief

cc.   (facsimile only)
           Mr. Richard B. Aftanas
           Skadden, Arps, Slate, Meagher & Flom LLP
           917-777-4112